July 6, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:  Caroline Kim

Re:     Golden Phoenix Minerals, Inc.
Application for Withdrawal (Form AW)
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Filed October 10, 2008
File No. 333-149420

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Golden Phoenix Minerals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-149420) filed with the Commission on October 10, 2008, together with all amendments and exhibits thereto (the “Amendment”).  This application for withdrawal is intended to replace that certain request for withdrawal, dated March 25, 2011, inadvertently characterized in error as correspondence filed as Form RW.

The Company confirms that the Amendment has not been declared effective, and that no securities have been sold pursuant to the Amendment.  The Company believes that the withdrawal of the Amendment is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, the filing fees paid to the Commission associated with those unsold securities in connection with the Amendment be credited for future use. Please provide a copy of the order granting the withdrawal of the Amendment to Sarah L. Ham, the Company’s General Counsel, via facsimile at (775) 853-5010.

 If you have any questions, please contact Sarah L. Ham, General Counsel to the Company, at (775) 225-1565.

Golden Phoenix Minerals, Inc.

_/s/ Thomas Klein
Thomas Klein
Chief Executive Officer

Golden Phoenix Minerals, Inc. • 1675 East Prater Way #102 • Sparks, NV 89434
Tel: (775) 853-4919 • Fax: (775) 853-5010 • www.Golden-Phoenix.com